First American Investment Funds, Inc.

800 Nicollet Mall

Minneapolis, Minnesota 55402

February 25, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First American Investment Funds, Inc.

Ladies and Gentlemen:

The undersigned, First American Investment Funds, Inc. (the “Registrant”) and Nuveen Investments, LLC, the principal underwriter of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A (Registration No. 033-16905), which will be filed on February 28, 2011, so that the same may become effective at 9:00 a.m., Eastern Time on February 28, 2011, or as soon thereafter as practicable.

Very truly yours,

First American Investment Funds, Inc.

By:	/S/Kevin McCarthy
Kevin McCarthy, Secretary

Nuveen Investments, LLC

By:	/S/ Kevin McCarthy
Kevin McCarthy, Managing Director and Assistant Secretary